Exhibit 99.2

Date: Monday, Aug. 8, 2016

From: Ken Murphy (President and CEO – Mattress Firm Holding Corp.)

To: Equity Grant Recipients

Subject: Information on your Equity

As you have likely read by now, we announced today that Mattress Firm Holding Corp. and Steinhoff International Holdings N.V. have entered into a definitive merger agreement under which Steinhoff will, subject to certain conditions, acquire Mattress Firm Holding Corp.  We are incredibly excited about the opportunities this affords us and we realize that many of you may have questions about what will happen to your equity in connection with this transaction.

We’re happy to let you know that all of your incentive equity will become vested as of the closing of this transaction.  Meaning, your unvested incentive equity will be treated the same in the transaction as your vested incentive equity.  So, as an example, if you received an equity award for 100 shares of restricted stock that is unvested as of the closing of the transaction, all of those shares will be converted into the right to receive the offer price, which is currently set to be $64 per share, or a total of $6,400, regardless of any unmet time or performance conditions that may still apply to your award.  For your stock option awards, whether or not otherwise vested at the time of the closing of the transaction, you will have the right to receive, for each option, an amount of cash equal to the difference between the offer price and your option’s strike price.

If you are an existing stockholder and you own Mattress Firm stock, you will receive communication in the mail on how to tender your shares in the coming weeks.  If you choose to tender your shares into the offer, upon the closing of the offer, your shares will be cancelled and you’ll receive a cash payment equal to the number of shares that you tendered into the offer multiplied by the offer price, which, as noted above, is currently set to be $64 per share.

As for any future incentive awards, although we’re not currently sure what these will look like, in preliminary conversations, Steinhoff has affirmed its intention of having some form of go-forward incentive program.  One of our goals between now and the closing of the transaction is to gain more clarity around the particulars of what any such go-forward program will look like.

For now, please keep in mind that any and all payouts relating to your equity will be subject to applicable taxes.  We recommend that you consult with your tax advisor regarding the specific tax consequences to you.  As a reminder, the information contained in this memo is for illustrative purposes only, as this information presumes that enough shares will be tendered into the offer to support the closing of the transaction and that the deal will pass all applicable regulatory approvals and satisfy other closing conditions.  If the transaction does not close, your incentive equity will remain outstanding in accordance with its existing terms.

I’d like to thank you all for your work to help Mattress Firm get to where we are today.  I am incredibly excited about what we will accomplish together over this next chapter of our continued pursuit to improve lives one relationship at a time and become the preferred choice for better sleep — now on a global platform.

Once we have greater clarity around our future long-term incentive plans, we will likely host a webinar to update the team on that process.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Mattress Firm to complete the transaction, the operations of Mattress Firm’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Mattress Firm stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Mattress Firm; the outcome of legal proceedings that may be instituted against Mattress Firm and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and those additional factors discussed in Mattress Firm’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Mattress Firm cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Mattress Firm undertakes no obligation to update or revise any of these statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Mattress Firm stock. Upon commencement of the tender offer, Steinhoff, Stripes US Holding, Inc. and Stripes Acquisition Corp. will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Mattress Firm will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.  Stockholders are urged to read the tender offer materials (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Mattress Firm upon written request to Secretary, Mattress Firm Holding Corp., 5815 Gulf Freeway, Houston, TX 77023, telephone number (713) 923-1090 or from MFRM’s website, http://ir.mattressfirm.com/.